  EXHIBIT 99.1

DIGATRADE:  NOTICE OF CHANGE OF AUDITORS

Vancouver, British Columbia / ACCESSWIRE / January 28, 2022 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, announced today that is has changed its auditors from WDM CPA LLP (“Former Auditor”) to Harborside CPA LLP (“successor Auditor”).

The Former Auditor resigned as auditor of the Company effective January 27, 2022 and the board of directors of the Company appointed the Successor Auditor as the Company auditor effective today, until the next Annual General Meeting of the Company.  The Company is grateful to WDM for its services during the past fifteen years.

There were no reservations in the Former Auditors reports on any if the Company’s audited financial statements and no reportable events between the Company and the Former Auditor.

In accordance with National Instrument 51-102, the notice of change of auditor, together with the required letters form the former auditor and the successor auditor, have been reviewed by the audit committee and the board of directors and have been filed on Sedar.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary.  They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system in South America.  Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission “BCSC” and in the United States with the Securities Exchange Commission “SEC”.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6G 2Z6 Canada

Tel:   +1(604) 200-0071

Fax:  +1(604) 200-0072

www.DigatradeFinancialInvestor.com
www.DigatradeFinancial.com

Forward-Looking Information

This press release contains certain “forward-looking information”.  All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company.  Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses.  Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.